15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

XScargo





06016092

August 11, 2006

VIA FEDERAL EXPRESS


SEC MAIL
RECEIVED
PROCESSING
AUG 16 2006
WASH, D.C.
213
SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

SUPPL

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Conference call and webcast press release dated August 4, 2006;
2. 2006 Second Quarter Results press release dated August 11, 2006;
3. Form 52-109F2 – Certification of Interim Filings signed by CEO;
4. Form 52-109F2 – Certification of Interim Filings signed by CFO;
5. Interim Consolidated Financial Statements for Second Quarter of 2006; and,
6. MD&A for three and six months ended June 30, 2006.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297



Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
Administrator for XS Cargo Income Fund

Enclosures



XS Cargo Income Fund

TSX: XSC.UN

AUGUST 4, 2006 - 13:38 ET

XS Cargo Income Fund Second Quarter Results Conference Call and Webcast

EDMONTON, ALBERTA--(CCNMatthews - Aug. 4, 2006) - XS Cargo Income Fund (TSX:XSC.UN) will host a conference call and audio webcast for analysts, investors and media on Friday, August 11, 2006 at 1:00 p.m. ET. Michael McKenna, President and Chief Executive Officer and Jeff Rootman, Vice-President, Finance and Chief Financial Officer will discuss the details of the second quarter financial results, which will be released prior to markets opening on August 11, 2006.

To participate in the conference call, please dial (416) 695-7848 in the Toronto area or toll free at 1 (800) 355-4959 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, August 18, 2006. To listen to the audio replay, call (416) 695-5275 in the Toronto area or toll free at 1 (888) 509-0081. Passcode: 628124.

The simultaneous webcast of the event will be available at: http://events.onlinebroadcasting.com/xscargo/081106/index.php or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 32 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Email: jeff.rootman@xscargo.com
Website: www.xscargo.com

INDUSTY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings



XS Cargo Income Fund

TSX: XSC.UN

AUGUST 11, 2006 - 08:30 ET

XS Cargo Income Fund Reports 2006 Second Quarter Results

EDMONTON, ALBERTA--(CCNMatthews - Aug. 11, 2006) - XS Cargo Income Fund (TSX:XSC.UN) (the "Fund") today announced its results for the 2006 second quarter. The Fund's consolidated interim financial statements and Management's Discussion and Analysis ("MD&A") can be found on XS Cargo's website at www.xscargo.com and on SEDAR at www.sedar.com.

For the 2006 second quarter, the Fund reported sales of $27.8 million; earnings before non-controlling interest of $3.1 million or $0.262 per unit outstanding; net earnings of $1.6 million or $0.262 per unit and EBITDA (1) of $4.0 million. Distributable cash (1) was $3.6 million or $0.30 per unit compared to distributions declared of $3.7 million or $0.31 per unit.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "Our cross-Canada expansion continues to generate solid growth in sales, gross margin, EBITDA (1) and distributable cash (1). We expect that growth to continue as we have three new stores scheduled to open by the end of the year in addition to the 5 stores we have opened to date in 2006."

Highlights for the second quarter (2)

- Second quarter sales of $27.8 million, up 22.7% from the second quarter of 2005.

- Second quarter gross margin of $10.6 million, up 24.8% from the second quarter of 2005.

- Gross margin percentage of 38.0% compared to 37.3% for the second quarter of 2005.

- Earnings from operations of $4.1 million, up 13.9% from the second quarter of 2005.

- Four new stores were opened during the quarter in Barrie, Ontario; Port Coquitlam, British Columbia; Grande Prairie, Alberta; and Burlington, Ontario.

- Same store sales increases of 9.7% for the second quarter and 2.8% for the year-to-date, excluding three of our stores that experienced expected cannibalization from new stores opening in overlapping trading areas.

- Leases were signed for three new stores, which are scheduled to open in Halifax, Nova Scotia; St. John's, Newfoundland; and Vancouver, British Columbia in November 2006.

- Continued successful sales of two-year product replacement extended warranty plans ("PRPs"). During the nine months since implementation, $1.9 million of PRPs were sold, however only $0.4 million has been recognized as revenue to date and approximately $0.2 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

- Distributable cash (1) of $0.30 per unit compared to distributions declared of $0.31 per unit. Due to the seasonal nature of our business, over 40% of our annual distributable cash (1) is generated in the fourth quarter. Since the Fund declares equal monthly distributions throughout the year, it is expected that distributable cash (1) will be below distributions declared in the first three quarters. Our payout ratio (1) for the second quarter of close to 100% therefore implies solid growth in distributable cash (1) and an expected payout ratio (1) for the year in line with our target payout ratio of 85-90%.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo

LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 32 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

(1) Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations have been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

Payout ratio refers to the ratio of cash distributions declared to unitholders to distributable cash generated by the Fund.

EBITDA, distributable cash, earnings from operations and payout ratio are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash, earnings from operations and payout may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

(2) The Fund commenced business operations on May 17, 2005 after acquiring the business from the Vendor. For the purposes of the second quarter highlights, the results of operations of the Fund from April 1 to June 30, 2006 are compared to the unaudited combined results of operations of the Vendor and the Fund from April 1 to June 30, 2005.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Consolidated Balance Sheets

	June 30, 2006	December 31, 2005

	(unaudited) $	$
Assets		
Current		
Cash and cash equivalents	-	7,442,496
Rebate and other receivables	306,158	501,486
Inventory	23,643,349	15,752,388
Deposits on inventory	2,123,286	4,079,482
Prepaid expenses and deposits	741,701	612,151
	26,814,494	28,388,003
Deferred charges	218,979	124,414
Property and equipment	3,809,833	2,730,783
Intangible assets	7,314,000	7,910,000
Goodwill	101,788,426	101,788,426
	139,945,732	140,941,626
Liabilities		
Current		
Bank indebtedness	2,866,316	-
Accounts payable and accrued liabilities	4,910,379	7,094,948
Deferred revenue	945,168	417,152
Distributions payable to unitholders	629,681	572,438
Distributions payable to non-controlling interest	1,102,247	1,000,943
	10,453,791	9,085,481
Term loan	15,000,000	-
	25,453,791	9,085,481
Term Loan	-	15,000,000
Deferred revenue	529,572	352,753
Unamortized lease inducements	168,313	142,116
	26,151,676	24,580,350
Non-controlling interest	58,298,532	59,527,529
	84,450,208	84,107,879
Unitholders' Equity		
Fund Units	56,131,876	56,131,876
Cumulative earnings	7,308,776	4,983,399
Cumulative distributions declared	(7,945,128)	(4,281,528)
	55,495,524	56,833,747
	139,945,732	140,941,626

XS Cargo Income Fund
Consolidated Statements of Earnings

	Three Months ended June 30, 2006 (unaudited)	Period from May 17, 2005 to June 30, 2005 (unaudited)	Six Months ended June 30, 2006 (unaudited)
	$	$	$
Sales	27,822,876	11,755,952	48,494,741
Cost of goods sold	17,255,921	7,328,286	30,325,263
Gross margin	10,566,955	4,427,666	18,169,478
Expenses			
Administrative and operating	6,537,933	2,663,932	12,011,072
Amortization of property and equipment	212,820	60,030	387,677
Amortization of intangible assets	298,000	149,000	596,000
	7,048,753	2,872,962	12,994,749
Earnings before the undernoted	3,518,202	1,554,704	5,174,729
Other expenses			
Interest on bank indebtedness	84,122	-	123,887
Interest on term loan	243,789	85,676	466,421
Foreign exchange loss	45,885	2,304	19,921
	373,796	87,980	610,229
Earnings before non-controlling interest	3,144,406	1,466,724	4,564,500
Non-controlling interest	1,542,574	719,428	2,239,123
Net earnings for the period	1,601,832	747,296	2,325,377
Basic and diluted earnings per unit	0.262	0.122	0.381

XS Cargo Income Fund
Consolidated Statements of Cash Flows

	Three Months ended June 30, 2006 (unaudited)	Period from May 17, 2005 to June 30, 2005 (unaudited)	Six Months ended June 30, 2006 (unaudited)

Cash provided by (used for) the following activities	$	$	$
Operating Activities			
Net earnings for the period	1,601,832	747,296	2,325,377
Items not affecting cash:			
Non-controlling interest	1,542,574	719,428	2,239,123
Amortization of property and equipment	212,820	60,030	387,677
Amortization of intangible assets	298,000	149,000	596,000
Unit based compensation	30,000	117,330	60,000
Lease inducements received, net of amortization of lease inducements	41,121	87,001	26,197
	3,726,347	1,880,085	5,634,374
Net change in non-cash working capital	3,849,669	4,212,164	(7,443,287)
	7,576,016	6,092,249	(1,808,913)
Financing Activities			
Repayment of amounts due to Vendor	-	(180,180)	-
Net proceeds from the issuance of Units	-	56,396,400	-
Proceeds from bank indebtedness	-	-	6,043,348
Repayment of bank indebtedness	(3,177,032)	-	(3,177,032)
Proceeds from term loan	-	15,000,000	-
Distributions paid on Fund Units	(1,889,044)	-	(3,606,356)
Distributions paid to non-controlling interest	(1,773,577)	-	(3,426,816)
	(6,839,653)	71,216,220	(4,166,856)
Investing Activities			
Purchases of property and equipment	(736,363)	(25,281)	(1,466,727)
Business acquisition - net of cash acquired	-	(71,332,305)	-
	(736,363)	(71,357,586)	(1,466,727)
Increase (decrease) in cash	-	5,950,883	(7,442,496)
Cash, beginning of period	-	-	7,442,496
Cash, end of period	-	5,950,883	-

Supplementary cash flow information

Interest paid	327,911	85,676	590,308

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112

INDUSTY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

File No: 82-34949

Form 52-109F2 - Certification of Interim Filings

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 10th day of August 2006

(signed) *"Jeff Rootman"*
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

File No.: 82-34949

Form 52-109F2 - Certification of Interim Filings

I, Michael McKenna, President and CEO of XS Cargo GP Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 10th day of August 2006

(signed) *"Michael McKenna"*
Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.

File No: 82-34949


SEC MAIL PROCESSING
RECEIVED
AUG 16 2006
WASH. D.C.
213
SECTION

XS Cargo Income Fund

Interim Consolidated Financial Statements

June 30, 2006

	June 30, 2006 (unaudited)	December 31, 2005
	$	$
Assets		
Current		
Cash and cash equivalents	-	7,442,496
Rebate and other receivables	306,158	501,486
Inventory	23,643,349	15,752,388
Deposits on inventory	2,123,286	4,079,482
Prepaid expenses and deposits	741,701	612,151
	26,814,494	**28,388,003**
Deferred charges	**218,979**	**124,414**
Property and equipment	**3,809,833**	**2,730,783**
Intangible assets	**7,314,000**	**7,910,000**
Goodwill *(Note 3)*	**101,788,426**	**101,788,426**
	139,945,732	**140,941,626**
Liabilities		
Current		
Bank indebtedness *(Note 4)*	2,866,316	-
Accounts payable and accrued liabilities	4,910,379	7,094,948
Deferred revenue	945,168	417,152
Distributions payable to unitholders *(Note 5)*	629,681	572,438
Distributions payable to non-controlling interest *(Note 6)*	1,102,247	1,000,943
	10,453,791	9,085,481
Term loan *(Note 4)*	15,000,000	-
	25,453,791	**9,085,481**
Term Loan *(Note 4)*	**-**	**15,000,000**
Deferred revenue	**529,572**	**352,753**
Unamortized lease inducements	**168,313**	**142,116**
	26,151,676	**24,580,350**
Non-controlling interest *(Note 6)*	**58,298,532**	**59,527,529**
	84,450,208	**84,107,879**
Unitholders' Equity		
Fund Units *(Note 5)*	**56,131,876**	**56,131,876**
Cumulative earnings	**7,308,776**	**4,983,399**
Cumulative distributions declared	**(7,945,128)**	**(4,281,528)**
	55,495,524	**56,833,747**
	139,945,732	**140,941,626**

The accompanying notes are an integral part of these financial statements

	Three Months ended June 30, 2006 (unaudited)	*Period from May 17, 2005 to June 30, 2005 (unaudited)*	*Six Months ended June 30, 2006 (unaudited)*
	$	$	$
Sales	27,822,876	11,755,952	48,494,741
Cost of goods sold	17,255,921	7,328,286	30,325,263
Gross margin	10,566,955	4,427,666	18,169,478
Expenses			
Administrative and operating	6,537,933	2,663,932	12,011,072
Amortization of property and equipment	212,820	60,030	387,677
Amortization of intangible assets	298,000	149,000	596,000
	7,048,753	2,872,962	12,994,749
Earnings before the undernoted	3,518,202	1,554,704	5,174,729
Other expenses			
Interest on bank indebtedness	84,122	-	123,887
Interest on term loan	243,789	85,676	466,421
Foreign exchange loss	45,885	2,304	19,921
	373,796	87,980	610,229
Earnings before non-controlling interest	3,144,406	1,466,724	4,564,500
Non-controlling interest *(Note 6)*	1,542,574	719,428	2,239,123
Net earnings for the period	1,601,832	747,296	2,325,377
Basic and diluted earnings per unit *(Note 10)*	0.262	0.122	0.381

The accompanying notes are an integral part of these financial statements

Consolidated Statements of Cumulative Earnings and Cumulative Distributions

	Three Months ended June 30, 2006 (unaudited)	*Period from May 17, 2005 to June 30, 2005* (unaudited)	*Six Months ended June 30, 2006* (unaudited)
	$	$	$
Cumulative earnings, beginning of period	5,706,944	-	4,983,399
Net earnings for the period	1,601,832	747,296	2,325,377
Cumulative earnings, end of period	7,308,776	747,296	7,308,776
Cumulative distributions, beginning of period	6,056,084	-	4,281,528
Distributions declared during the period	1,889,044	846,902	3,663,600
Cumulative distributions, end of period	7,945,128	846,902	7,945,128
Cumulative distributions, declared in excess of earnings	(636,352)	(99,606)	(636,352)

The accompanying notes are an integral part of these financial statements

	Three Months ended June 30, 2006 (unaudited)	*Period from May 17, 2005 to June 30, 2005 (unaudited)*	*Six Months ended June 30, 2006 (unaudited)*
Cash provided by (used for) the following activities	$	$	$
Operating Activities			
Net earnings for the period	1,601,832	747,296	2,325,377
Items not affecting cash:			
Non-controlling interest	1,542,574	719,428	2,239,123
Amortization of property and equipment	212,820	60,030	387,677
Amortization of intangible assets	298,000	149,000	596,000
Unit based compensation *(Note 8)*	30,000	117,330	60,000
Lease inducements received, net of amortization of lease inducements	41,121	87,001	26,197
	3,726,347	1,880,085	5,634,374
Net change in non-cash working capital	3,849,669	4,212,164	(7,443,287)
	7,576,016	6,092,249	(1,808,913)
Financing Activities			
Repayment of amounts due to Vendor	-	(180,180)	-
Net proceeds from the issuance of Units	-	56,396,400	-
Proceeds from bank indebtedness	-	-	6,043,348
Repayment of bank indebtedness	(3,177,032)	-	(3,177,032)
Proceeds from term loan	-	15,000,000	-
Distributions paid on Fund Units	(1,889,044)	-	(3,606,356)
Distributions paid to non-controlling interest	(1,773,577)	-	(3,426,816)
	(6,839,653)	71,216,220	(4,166,856)
Investing Activities			
Purchases of property and equipment	(736,363)	(25,281)	(1,466,727)
Business acquisition – net of cash acquired *(Note 3)*	-	(71,332,305)	-
	(736,363)	(71,357,586)	(1,466,727)
Increase (decrease) in cash	-	5,950,883	(7,442,496)
Cash, beginning of period	-	-	7,442,496
Cash, end of period	-	5,950,883	-

Supplementary cash flow information

Interest paid	327,911	85,676	590,308

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund was created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 32 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

2. Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those for the audited financial statements for the period ended December 31, 2005. However, the interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with audited financial statements and notes thereto, for the period ended December 31, 2005.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,928,124 resulting in net proceeds of $56,131,876. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these Funds with proceeds from new credit facilities (note 4) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

	$
Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total consideration	129,796,376

Included in net working capital is cash acquired of $64,095.

The Fund finalized the fair value of assets acquired and the liabilities assumed subsequent to June 30, 2005. Working capital amounts were estimated as at June 30, 2005 and, pursuant to the purchase agreement with the Vendor, the purchase price was adjusted to reflect the actual amount of working capital purchased. As a result of these adjustments, Goodwill was reduced by $652,549 and net working capital was increased by $388,025, resulting in a net reduction to the purchase price of $264,524 from the amount recorded in the June 30, 2005 financial statements.

4. Credit facilities

Term loan

Term loan consists of a committed non-revolving term loan facility. The maximum available on the term loan facility is $17,500,000, of which $15,000,000 was outstanding at June 30, 2006. The remaining credit available may be drawn at the Fund's option prior to August 31, 2006. The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the three and six months ended June 30, 2006, the Fund paid interest of $243,789 and $466,421 respectively on the term loan. Interest was charged at a rate of prime plus 0.75%. As at June 30, 2006, prime rate was 6%. The principal balance of the term loan is due on May 17, 2007 and may be extended for an additional year to May 17, 2008 based on approval by the lender.

Operating loan

The Fund has available under its credit facilities a $10,000,000 ($12,500,000 available from August to December) demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.25% depending on the Fund's ratio of senior debt to EBITDA. During the three and six months ended June 30, 2006, the Fund paid interest of $84,122 and $123,887 respectively on amounts drawn on the operating loan at a rate of prime plus 0.25%.

5. Unitholders' Equity

Fund Units

The following units were issued and outstanding at the end of the period:

	Number of units #	Issue costs $	Net capital contributions $
Fund units issued	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund.

All Fund Units have equal voting rights or privileges. There were no changes in the number or amount of Fund Units issued during the period.

Distributions to Unitholders

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. Distributions totaling $0.309375 and $0.600000 per Fund Unit ($1,889,044 and $3,663,600) were declared by the Fund during the three and six months ended June 30, 2006, respectively. The distribution declared for the month of June 2006 in the amount of $0.103125 per Fund Unit ($629,681) was included in distributions payable to unitholders at June 30, 2006 and was paid on July 15, 2006.

6. Non-controlling interest

	XS Cargo LP Exchangeable LP Units	*XS Cargo LP Subordinated LP Units*	*Total*
	#	*#*	*#*
Balance – December 31, 2005	3,478,914	2,399,269	5,878,183
Contingent unit based compensation award issued during the three month period ended June 30, 2006 (Note 8)	6,944	4,789	11,733
Balance – June 30, 2006	3,485,858	2,404,058	5,889,916
	$	*$*	*$*
Balance – May 17, 2005	34,789,140	23,992,690	58,781,830
Non-controlling interest – cumulative earnings	4,164,508	2,872,096	7,036,604
Unit based compensation award issued during the three month period ended June 30, 2006 (Note 8)	69,440	47,890	117,330
Cumulative distributions declared	(4,527,479)	(3,122,423)	(7,649,902)
	34,495,609	23,790,253	58,285,862
Accrued contingent unit based compensation award (Note 8)			12,670
			58,298,532

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 5), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 5), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 5) and Exchangeable LP Units equal to $0.103125 per Unit to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year.

Fund Special Voting Units

	Number #	Amount $
Issued and outstanding	5,889,916	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

Distributions to non-controlling interest

The Fund's policy is to distribute annually to holders of Fund Units, Exchangeable LP Units and Subordinated LP Units available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to holders of Exchangeable LP Units and quarterly distributions to holders of Subordinated LP Units based on its estimate of distributable

cash for the year. Distributions totaling $0.309375 and $0.600000 per Exchangeable LP Unit ($1,077,005 and $2,088,064) and $0.309375 and $0.600000 per Subordinated LP Unit ($742,768 and $1,440,055) were declared by the Fund during the three and six months ended June 30, 2006 respectively. Distributions declared on Exchangeable LP Units for the month of June in the amount of $0.103125 per unit ($359,479) and Distributions on Subordinated LP Units for the three months ended June 30, 2006 in the amount of $0.309375 per unit ($742,768) were included in distributions payable to non-controlling interest at June 30, 2006 and were paid on July 15, 2006.

7. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to plan Trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The portion attributable to service in the second quarter has not been accrued since the amount is not material. The Plan pool will be $44,940 at the end of the year based on current monthly distribution amount.

8. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and the Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Officer. Under the employment agreement the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance. If awarded, the units are issued on the anniversary date of the IPO, May 17. The Fund accrues a contingent award throughout the year, based on the estimated fair value of the units at the grant date. The estimated value is included in administrative and operating expenses and increases non-controlling interest on the balance sheet. For the three and six months ended June 30, 2006, the Fund has recognized compensation costs of $30,000 and $60,000 respectively.

9. Variable interest entity

Pursuant to the business acquisition described in note 3, the Fund assumed a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The

Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses.

During the three and six months ended June 30, 2006, the Fund purchased approximately $4,200,000 and $6,700,000 respectively of inventory from Samra. Included in the deposit on inventory, as at June 30, 2006, is a balance of $134,960 outstanding from Samra related to those purchases. Samra issued the Fund a volume rebate for purchases made for the three and six months ended June 30, 2006 in the amounts of $450,000 and $795,540 respectively.

10. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	Dilution Adjustments		Diluted Earnings per Unit
Three months ended June 30, 2006				
Net earnings	1,601,832	1,542,574	(a)	3,144,406
Average Units outstanding	6,106,000	5,878,312	(b)	11,984,312
Earnings per Unit	0.262			0.262
Six months ended June 30, 2006				
Net earnings	2,325,377	2,239,123	(a)	4,564,500
Average Units outstanding	6,106,000	5,878,248	(b)	11,984,248
Earnings per Unit	0.381			0.381

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

11. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business historically experiences a higher level of sales in the fourth quarter and a lower level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

12. Segmented information

Each store constitutes an operating segment in that its performance is monitored by senior management and discreet financial information is available. Since each store sells the same products to the same types of customers and uses similar distribution and sales processes, they have been aggregated for reporting purposes into one segment.

13. Subsequent events

Subsequent to the balance sheet date, XS Cargo entered into lease agreements to open three new stores in Vancouver, British Columbia; Halifax, Nova Scotia; and St. John's, Newfoundland.

File No: 82-3494


XS cargo™
NOTHING BUT BARGAINS


SEC MAIL PROCESSING
RECEIVED
AUG 16 2006
WASH, D.C.
213
SECTION

XS CARGO INCOME FUND

Management's Discussion of Financial Condition and Results of Operations

For the three and six months ended June 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes (the "Financial Statements") of XS Cargo Income Fund (the "Fund") for the three and six months ended June 30, 2006 and the audited consolidated financial statements and management's discussion and analysis of the Fund for the period ended December 31, 2005. These financial statements, management's discussion and analysis and other documents filed with regulatory authorities can be found on SEDAR at www.sedar.com. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

This MD&A is dated August 10, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Basis of Management's Discussion and Analysis

To provide more meaningful information, the following MD&A compares the operating results of the Fund for the three and six months ended June 30, 2006 to those of the combined results for the Vendor and Fund for the three and six months ended June 30, 2005. (See "Non-GAAP Measures"). The Fund commenced operations on May 17, 2005, therefore the Fund results are only available for the period from May 17, 2005 to June 30, 2005 for comparatives purposes.

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor. Those contributions have been added back when computing earnings from operations as described in "Non-GAAP Measures."

The Business of the Fund

XS Cargo LP operates 32 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan and Ontario.

Operating Highlights

Our second quarter was one of rapid store expansion with four new stores opening during the period. The new stores were opened in Barrie, Ontario on April 28th; Port Coquitlam, British Columbia on May 19th; Grande Prairie, Alberta on June 29th; and Burlington, Ontario on June 29th. We also set the stage for our expansion into Atlantic Canada. Leases were finalized for new stores in Halifax, Nova Scotia and St. John's, Newfoundland, which are scheduled to open in early November. In addition, we finalized a lease for our first store in the city of Vancouver, which is also scheduled to open in November.

Our stores continue to perform well. Same store sales are up 9.7% for the quarter and 2.8% for the year-to-date, excluding three of our stores that experienced expected cannibalization from new stores opening in overlapping trading areas. We are not only increasing sales, but our gross margin percentages continue to improve. This is a reflection of our strong focus on our core competency, that being our ability to source quality, high demand merchandise from distressed situations at significant discounts to regular wholesale prices.

In common with all businesses having significant operations in Alberta, we are facing increased challenges attracting and retaining employees at the wage rates we were accustomed to paying historically. We currently have eight stores, our corporate head office and one distribution centre in Alberta. We believe we are doing very well relative to other employers in mitigating the effects of these upward wage pressures. For example, we have reduced the pressure on base wages at the store level by introducing a variable incentive compensation package to all hourly employees that is funded by incremental product replacement extended warranty plan sales.

The most significant impact of the wage pressure is being felt at our distribution facility in Edmonton that employs over 30 hourly team members. Although we feel that increases in our average hourly wage rates were necessary, throughout the rest of the year we will be looking to improve efficiencies and reduce the number of labour hours used in both of our distribution centres. We are currently in the process of upgrading our point-of-sale and distribution software. We anticipate that the improved functionality in the new distribution system will allow us improve our distribution efficiency and reduce labour requirements.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Second Quarter and Year-to-Date Operating Results

The following tables show the unaudited results of the Fund for the second quarter and year-to-date of 2006 compared to the combined results of the Fund and the Vendor for the second quarter and year-to-date of 2005. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

Second Quarter Results (unaudited)	**Fund** **April 1 to June 30, 2006**	**Combined Vendors and Fund** **April 1 to June 30, 2005**	**Change Q2 2006 from 2005**
Sales	27,822,876	22,675,993	5,146,883
Cost of Sales	17,255,921	14,207,011	3,048,910
Gross Margin	10,566,955	8,468,982	2,097,973
	38.0%	37.3%	
Administrative and Operating Expenses*	6,507,933	4,889,157	1,618,776
Earnings from Operations, as defined*	4,059,022	3,579,925	479,197

Year-to-Date Results (unaudited)	**Fund** **January 1 to June 30, 2006**	**Combined Vendors and Fund** **January 1 to June 30, 2005**	**Change 2006 over 2005**
Sales	48,494,741	40,156,029	8,338,712
Cost of Sales	30,325,263	25,709,047	4,616,216
Gross Margin	18,169,478	14,446,982	3,722,496
	37.5%	36.0%	
Administrative and Operating Expenses*	11,951,072	8,778,877	3,172,195
Earnings from Operations, as defined*	6,218,406	5,668,105	550,301
Non-recurring operating expenses**	170,000	-	170,000
Earnings from Operations before non-recurring expenses	6,388,406	5,668,105	720,301

* Earnings from operations have been calculated as described under "Non-GAAP Measures" on page 14. For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

** Non-recurring operating expenses consist of expenses relating to the consolidation of the Edmonton distribution facilities.

Sales

Quarter

The following table compares sales for the three months ended June 30, 2006 to the three months ended June 30, 2005 for new and same stores:

	Sales				Number of Stores as of June 30	
	2006	2005	Change	% change	2006	2005
Same stores	18,432,044	17,520,880	911,164	5.2%	18	18
New stores	9,390,832	5,155,113	4,235,719	82.2%	14	5
Total	27,822,876	22,675,993	5,146,883	22.7%	32	23

Second quarter sales increased by $5.1 million, from $22.7 million to $27.8 million, an increase of 22.7%. New stores, defined as stores that have been not been open for a full 12 months in the current and prior period, contributed an additional $4.2 million in sales. The remaining $0.9 million increase represents a 5.2% increase in same store sales. Excluding three stores that experienced cannibalization from new stores opening in overlapping trading areas, same store sales for period were 9.7% higher than the second quarter of 2005. Part of this increase in same store sales was the result of the Easter weekend falling in April in 2006 and March in 2005.

Year-to-date

For the year-to-date, sales have increased by $8.3 million from $40.2 million to $48.5 million an increase of 20.6%. Year-to-date same store sales were up 2.8%, excluding three stores that experienced cannibalization from new stores opening in overlapping trading areas.

Product Replacement Plan Sales

Sales of two-year product replacement extended warranty plans continue to be strong. During the nine months since implementation, $1.9 million of Product Replacement Plan Sales ("PRPs") were sold, however only $0.4 million has been recognized as revenue to date and approximately $0.2 million was recognized during the quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

The following table outlines the number of stores and percentage of sales by geographical region:

Region	June 30, 2006		June 30, 2005	
	Number of stores, end of period	Percentage of sales during the period	Number of stores, end of period	Percentage of sales during the period
Ontario	15	50.8%	11	54.0%
Alberta	8	21.8%	6	23.6%
Saskatchewan and Manitoba	3	9.2%	3	10.5%
British Columbia	6	18.2%	3	11.9%
Total	32	100.0%	23	100.0%

Cost of Sales and Gross Margin

Quarter

Cost of sales for the quarter increased by $3.0 million from $14.2 million to $17.2 million, an increase of 21.5%, primarily as a result of new store openings.

Gross margin for the quarter increased by $2.1 million, from $8.5 million to $10.6 million, an increase of 24.8%. $0.2 million of the increase was the result of an increase in gross margin percentage from 37.3% to 38.0% and the remaining $1.9 million increase is the result in net increases in sales volumes from new store development. The increase in gross margin percentage is the result of XS Cargo's continued ability to improve product selection with higher margin items as well as a reduction of freight costs as a percentage of sales.

Year-to-date

Cost of sales for the year-to-date increased by $4.6 million, from $25.7 million to $30.3 million, an increase of 17.8%, primarily as a result of new store openings.

Gross margin for the year-to-date increased by $3.7 million, from $14.5 million to $18.2, an increase of 25.5%. $0.7 million of the increase was the result of an increase in gross margin percentage from 36.0% to 37.5% and the remaining $3.0 million increase is the result in net increases in sales volumes from new store development.

Combined Administrative and Operating Expenses

Quarter

For the quarter, administrative and operating expenses increased by approximately $1.6 million from $4.9 million to $6.5 million. This increase is primarily the result of increases in rent ($0.5 million increase), wages ($0.6 million increase) and advertising ($0.2 million increase). The increases in these expenses relate primarily to new stores as well as the eastern distribution centre in Mississauga, Ontario that opened in May 2005 ($0.2 million). In addition, incremental public company administrative expenses accounted for $0.1 million of the increase.

Year-to-date

Administrative and operating expenses for the year-to-date increased by $3.2 million from $8.8 million to $12.0 million. This increase is primarily the result of increases in rent ($1.0 million increase), wages ($1.2 million increase) and advertising ($0.4 million increase). The increases in these expenses relate primarily to new stores as well the eastern distribution centre in Mississauga, Ontario that opened in May 2005 ($0.6 million). In addition, incremental public company administrative expenses accounted for $0.2 million of the increase. Included in year-to-date administrative and operating costs are $0.2 million non-recurring expenses relating to the consolidation of the Edmonton distribution facilities that were incurred in the first quarter.

Earnings from Operations

Quarter

For the quarter, earnings from operations increased by $0.5 million, from $3.6 million to $4.1 million, an increase of 13.9%. The increase resulted from the higher gross margin earned and the addition of new stores.

Year-to-date

For the year-to-date, earnings from operations increased by $0.6 million, from $5.6 million to $6.2 million, an increase of 10.7%. Excluding the non-recurring expenses related to the consolidation of the Edmonton distribution facilities that were incurred in the first quarter, earnings from operations increased by $0.7 million, or 12.5%.

Fund Net Earnings

For the three months ended June 30, 2006, the Fund had net earnings of $1.6 million or $0.262 per unit on a basic and diluted basis.

For the six months ended June 30, 2006, the Fund had net earnings of $2.3 million or $0.381 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at the specified dates:

	June 30, 2006 (unaudited)	March 31, 2006 (unaudited)	December 31, 2005
Cash	-	-	7,442,496
Inventory	23,643,349	24,360,418	15,752,388
Total current assets	26,814,494	29,430,837	28,388,003
Total assets	139,945,732	142,308,234	140,941,626
Bank indebtedness	2,866,316	6,043,348	-
Total current liabilities excluding term loan	10,453,791	12,382,815	9,085,481
Term loan	15,000,000	15,000,000	15,000,000
Non-controlling interest	58,298,532	58,545,731	59,527,529
Unitholders' equity	55,495,524	55,782,736	56,833,747

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The following table summarizes the distributions from January 1, 2006 to June 30, 2006:

Record Date	Payment Date	Fund Units Declared $	Fund Units Paid $	Exchangeable LP Units and Subordinated LP Units Declared $	Exchangeable LP Units and Subordinated LP Units Paid $	Total Declared $	Total Paid $
January 31, 2006	February 15, 2006	572,438	572,438	326,148	326,148	898,586	898,586
February 28, 2006	March 15, 2006	572,437	572,437	326,148	326,148	898,585	898,585
March 31, 2006	April 15, 2006	629,681	629,681	1,056,051	1,056,051	1,685,732	1,685,732
April 30, 2006	May 15, 2006	629,682	629,682	358,763	358,763	988,445	988,445
May 31, 2006	June 15, 2006	629,681	629,681	358,763	358,763	988,444	988,444
June 30, 2006	July 15, 2006	629,681	-	1,102,247	-	1,731,928	-
		3,663,600	3,033,919	3,528,120	2,425,873	7,191,720	5,459,792

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of June 30, 2006 the following number of units were outstanding:

Fund Units (Note 5)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 6)	3,485,858
XS Cargo LP Subordinated LP Units (Note 6)	2,404,058
	11,995,916

During the three months ended June 30, 2006, the Fund approved distributions of $0.309375 per Fund Unit to unitholders. It is the Fund's policy to review the monthly distribution amount at least quarterly. Our monthly distribution rate at the time of our initial public offering was $0.09375 per unit. The monthly distribution rate was increased to $0.103125 per unit in March 2006.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	April 1 to June 30, 2006 (unaudited)	**January 1 to June 30, 2006** (unaudited)	**Since Inception on May 17, 2005** (unaudited)
Cash provided by operating activities	7,576,016	(1,808,913)	13,870,210
Less: Net change in non-cash working capital	(3,849,669)	7,443,287	2,956,638
Add: Interest expense	327,911	590,308	1,095,230
Less: Unit based compensation	(30,000)	(60,000)	(247,330)
Less: Lease inducements received, net of amortization of lease inducements	(41,121)	(26,197)	(168,313)
EBITDA[1]	3,983,137	6,138,485	17,506,435
Add: Unit based compensation	30,000	60,000	247,330
Less: Interest paid	(327,911)	(590,308)	(1,095,230)
Less: Maintenance capital expenditures[2]	(51,206)	(166,206)	(361,211)
Distributable cash[3]	3,634,020	5,441,971	16,297,324
Average Units outstanding during the period	11,984,312	11,984,248	11,984,212
Distributable cash per Unit	0.30	0.45	1.36
Distributions declared	3,707,607	7,190,509	15,593,819
Distributions declared per Unit	0.31	0.60	1.30
Ratio of distributions declared to distributable cash (payout ratio)	102%	132%	96%

Since inception, the Fund has had distributable cash per unit of $1.36 and has declared distributions of $1.30 per unit. For the second quarter, the Fund had distributable cash per unit of $0.30 and declared distributions of $0.31 per unit. Basic and diluted earnings per unit were $0.26 for the second quarter.

---

[1] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below.
[2] Maintenance capital expenditures refer to acquisitions of property and equipment to replace or upgrade equipment and information systems at existing stores and distribution centres. See discussion under "Capital Expenditures" below.
[3] See discussion under "Non-GAAP Measures" below.

During the three months ended June 30, 2006, cash distributions were higher than distributable cash. The monthly cash distributions are based on management's estimate of distributable cash for the year. Since the Fund's business is seasonal in nature, with approximately 40% of the annual distributable cash being generated in the fourth quarter, it is expected that cash distributions based on annual cash flows will exceed distributable cash during the first three quarters and be less than distributable cash in the fourth quarter. Management currently targets a payout ratio on an annual basis of approximately 85-90%.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of June 30, 2006.

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
	#	$	$	$
Fund Units	6,106,000	4,928,124	56,131,876	-
Special Voting Units	5,889,916	-	-	-
Non-controlling Interest	5,889,916	-	-	58,298,532

On June 30, 2006, 6,944 Exchangeable Units, 4,789 Subordinated Units and 11,733 Special Voting Units were issued to the Chief Financial Officer as described in Note 8.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three and six months ended June 30, 2006, the Fund declared distributions of $0.309375 and $0.600000 per Fund Unit respectively to Unitholders, or $1,889,044 and $3,663,600 in total.

Credit Facilities

The Fund has established credit facilities with a Canadian chartered bank. These credit facilities consist of a $10.0 million demand revolving operating loan and a committed non-revolving term loan to a maximum amount of $17.5 million. On May 17, 2005 the Fund drew $15.0 million on the term loan in connection with the acquisition described on page 1. As at June 30, 2006, $15.0 million remains outstanding on the term loan and $2.9 million was outstanding on the operating loan. The limit on the operating loan increases to $12.5 million between the months of August and December to facilitate the build up of inventories for the fourth quarter holiday shopping season.

The term loan is due on May 17, 2007 and may be extended for an additional year based on approval by the lender to May 17, 2008.

Capital Expenditures

During the quarter, the Fund acquired $736,363 of property and equipment financed using the operating loan. The Fund anticipates that it will draw additional amounts available on the term loan in the third quarter in order to finance the capital expenditures for new store growth as well as capital expenditures that were previously financed using cash flow from operations. Of the $736,363 of capital expenditures, $685,157 related to new store openings, distribution infrastructure and head office capacity and the remaining $51,206 related to capital expenditures at existing stores and warehouses ("maintenance capital expenditures").

Subsequent to June 30, 2006, the Fund entered into lease agreements for new stores in Vancouver, British Columbia; Halifax, Nova Scotia; and St. John's, Newfoundland. The new stores will require capital expenditures of approximately $360,000 in the third and fourth quarters of 2006. As discussed above, the Fund has credit facilities available to finance these and other growth related capital expenditures in the remainder of 2006.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $200,000 annually ($50,000 during the quarter) on distributable cash based on $20.0 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of June 30, 2006, due in the years indicated, which relate to various premises operating leases and the $15.0 million outstanding on the term loan that matures on May 17, 2007, but may be extended with approval of the lender until 2008.

(unaudited)	Total	2006	2007	2008	2009	2010 and thereafter
Operating Leases	19,379,632	1,960,190	3,444,341	3,239,822	2,971,205	7,764,074
Term loan	15,000,000	-	15,000,000	-	-	-
Total	34,379,632	1,960,190	18,444,341	3,239,822	2,971,205	7,764,074

Summary of Quarterly Results (unaudited)

	April 1 to June 30, 2006	January 1 to March 31, 2006	October 1 to December 31, 2005	July 1 to September 30, 2005	May 17 to June 30, 2005
Sales	27,822,876	20,671,865	36,436,104	20,775,101	11,755,952
Net earnings	1,601,832	723,545	3,062,775	1,173,328	747,296
Basic and diluted earnings per unit	0.262	0.119	0.502	0.192	0.122

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is the slowest.

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if circumstances indicate a potential impairment. Goodwill is tested for impairment by comparing the estimated fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and recorded in earnings of the current period.

Inventory Valuation

Inventory is valued at the lower of cost and estimated net realizable value. Inventory cost includes freight charges, which are allocated to inventory based on a percentage of freight paid during a period compared to the total purchases made during the period. In addition, accrued supplier rebates are allocated between cost of goods sold and a reduction of inventory based on the estimated proportion related to goods remaining in inventory at the end of a period. Management believes that the estimates, assumptions and allocation methods are reasonable in the circumstances. It is possible that materially different results would be reported using different assumptions or allocation methods.

Changes in Accounting Policies Including Initial Adoptions

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Financial Instruments

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor on May 17, 2005. During the three and six months ended June 30, 2006 there were no related party transactions.

Outlook

Management believes that operating results will continue to improve in the upcoming year due to new store openings, the realization of freight savings from the new distribution centre in Ontario, the realization of efficiencies from consolidation of the Edmonton distribution and warehousing operations and the introduction of new revenue streams. XS Cargo has entered into lease agreements for new stores in Vancouver, British Columbia; Halifax, Nova Scotia; and St. John's, Newfoundland which will be opened during the fourth quarter of 2006.

Additional Information

Additional information relating to the Fund is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations for disclosure under "Second Quarter and Year-to-Date Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate

quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters; absence of history as a public company; dependence on external funding sources; uncertainties arising from world events; income tax legislation; and property taxes. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated May 6, 2005 and the Fund's Annual Information Form available at www.sedar.com.

On September 8, 2005, the Department of Finance launched public consultations on tax issues related to publicly traded income trusts and other "flow-through entities". On November 23, 2005 the government ended the consultations and instead proposed to increase the dividend tax credit for investors in public corporations. A change in government in January, 2006 has put any changes in abeyance. There is a risk that regulatory authorities could alter the tax treatment of income trusts, the distribution of trust income, or the tax on corporations and dividends, which could adversely affect the income trust structure and their market valuations. As of the date of this MD&A the nature and impact of those changes, if any, are unknown.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.